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Synthetic Intelligence: **An Alternative Approach to AI**

New Sapience anticipates the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as Synthetic Intelligence, our sapiens are unique thinking machine prototypes with the acumen to comprehend and communicate through human language instead of merely mimicking comprehension like much of AI known today. New Sapience is pre-revenue and currently in the prototype phase.

INVEST NOW | $1000 Min. Investment | $4 Share Price

Form C | Offering Circular

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Investment Highlights

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$5M+ Capital Raised	**1,000+** Investors	**$350M+** Total Team Exits

A world-class team of rocket scientists and AI pioneers

Bryant Cruse
Founder & CEO

Naval Aviator
Space Systems Engineer
Chief Architect Hubble AI MOS
1x Exited Founder

William Bandy
Chief Intellectual Property Officer

NSA Senior Physicist
DARPA Program Manager
100+ Patents
2x Exited Founder

William Readdy
Chief Partnerships Officer

Pilot Astronaut
Shuttle Commander
NASA Associate Administrator
NAVAL Space Command

Transformative Market Potential

Multiple $100M+ and $1B+ Markets

Humankind's greatest talent, the one that defines us more than any other, is our ability to acquire and apply knowledge. Combining this ability with the speed, repeatability, connectivity, and perfect memories of computers would create the ultimate machine, one that could potentially solve even the world's most intractable problems and create unlimited productivity. Our potential consumer market is equivalent to the number of Internet users. Nearly all commercial markets are candidates for penetration and disruption by our technology.

Today's AI Offers Only Imitation Intelligence

Big Tech is investing billions of dollars in machine learning and touting Large Language Models (LLMs) as a great leap forward in AI and even Artificial General Intelligence. But only a shallow dive is required to realize that the "intelligence" of these chatbots is an illusion.

Training a neural network to find patterns in huge datasets indeed solves a useful class of problems but moves not even a single step toward endowing machines with an internal model of reality that's needed to comprehend the meaning of words and communicate ideas. Knowledge and intelligence are two sides of the same coin, each meaningless without the other.

LLMs like ChatGPT create problems so serious that government regulation is being called for. Not because the technology is too intelligent for humans to control, as Big Tech would have us believe, but because the problems are a result of LLMs having no intelligence at all. Big Tech hype is writing checks their tech can't cash. New Sapience can.

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SYNTHETIC INTELLIGENCE

Real Intelligence from Real Knowledge

Cognitive Chemistry | **Digital DNA** | **A World Model**

We discovered that knowledge, like the physical world, has a hidden structure. Complex concepts are composed of building block ideas that, like material atoms, can be combined only in certain ways. We identified and classified these "cognitive atoms."

We assembled the cognitive atoms into a digital specification – a "cognitive core" – that controls the assembly of incoming information into highly compact model structures. This is cognitive learning (like humans do), not neural training (like generative AI).

We built a model of the commonsense world of sufficient to decode and encode natural language and serve as the foundation for all expert, scientific, and academic knowledge.



Want to know more? Dive into our New Sapience 101 Video Course

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Our Products

Ever-Evolving Lifetime Companions

From your first conversation with a sapiens you'll recognize that it's no chatbot spewing scripted or algorithm-generated responses. Your sapiens is communicating, really listening to you, tracking the changing topic of the conversation, assessing your intent, and even looking for insight into your mental and emotional states.

Sapiens are not cloud-based; they run safely and securely on your own computers and smart phones. Loyal gatekeeper of your privacy and data, your sapiens will screen you from unwanted interruptions and eventually become your one common interface to all technology.

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BUSINESS MODEL

How We Make Money

Sapiens Subscriptions

Our technology has applications for nearly every industry and market where human intelligence, judgment and knowledge are key. We will develop product lines of sapiens for individuals and organizations and a wide array of plug-in modules that can be downloaded from our online store. Pricing to individuals for the basic sapiens will be comparable to a music service or magazine subscription, attainable by most people who use a mobile device. Pricing to organizations will vary by market vertical.

Platforms and Licensing

We plan to offer licensing for the development of commercial-branded sapiens and embedded applications. We believe our business will become highly profitable. Our development costs are minuscule compared to current AI and automation technologies. Since sapiens are deployed on customer owned hardware, we are spared the major expense of data centers.

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ROADMAP

Use of Funds

New Sapience is a knowledge company dedicated to bringing sapiens with expert and professional knowledge to every commercial market vertical. These are the final steps needed to deploy our technology in our first consumer product, the Companion Sapiens. But they are the first steps of a journey that could transform our world.



Production Model/Code Buildout



Advanced Development Platform



Sapiens on iPhone and Android

Investment $5,000+	Investment $10,000+
• 5% Bonus Stock	• 10% Bonus Stock
Investment $20,000+	Investment $50,000+
• 15% Bonus Stock	• 20% Bonus Stock

Get Exclusive Investor Benefits

Being an early investor has its perks. And you won't find offers like these on the public markets. We're offering bonus stock to shareholders who invest at different levels. Plus, anyone who invests $10,000 or more will get a free lifetime subscription for their Companion Sapiens.

FIRST 5 DAYS

25%

Bonus Shares

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Invest early and recieve bonus shares

Invest early and be eligible to receive early investor bonus shares.



EXISTING INVESTORS GET

30%

Bonus Shares

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Existing Investors

Invest again and recieve bonus shares.

Invest Alongside Rocket Scientists

We are consummate technologists, serial entrepreneurs, and tech investors. Two of us are literally rocket scientists, including a veteran pilot-astronaut who served as NASA Deputy Administrator. Another is a physicist whose name appears on over 100 patents. Over our extensive careers we have pioneered unprecedented new technologies, developed them into products, taken those products to market, and built businesses that went to IPO or were acquired by public corporations. **The team has 3 exits totaling $350 million.**



Bryant Cruse, Founder & CEO

Bryant graduated from St. John's College, known for its unique "Great Books" program, providing him with fertile ground for a life-long exploration of how humans know what they know (epistemology). After graduation, he served on active duty as a Naval Aviator, and then went on to earn a graduate degree in Space Systems Engineering from Johns Hopkins.

At NASA he developed the first application of AI technology for spacecraft operations for the Hubble Telescope and was funded by NASA for a residency in AI (MS equivalent) at the Lockheed AI center. He then went on to found two successful high-tech software automation companies which were acquired by public corporations. New Sapience, founded in 2014, is his third technology company.

Education: BA, St. Johns College. MS, Johns Hopkins University. MS equivalent, Lockheed Artificial Intelligence Center.

Karsten Huneycutt, Chief Software Architect

Karsten is a co-author of the company's core patent. He is the designer and programmer for the MIKOS AI processing engine and creator of the MICA language which it interprets.

Prior to beginning full-time employment with New Sapience, he worked in the IT departments at Duke and the University of North Carolina where he designed and implemented the next generation of provisioning and de-provisioning, a campus wide single sign-on identity management system, and many other aspects of the university IT infrastructure.

Bachelor of Science in Computer Science and Russian, Duke University, May 2001

William Robert Bandy, Board Member, Chief Intellectual Property Officer

Bill worked at DARPA in the mid-80's, a time when advances in computing gave impetus to a new branch of computer science: Artificial Intelligence. He became hooked on the promise of AI, but it wasn't until he met Bryant Cruse, the founder of New Sapience and perhaps the first "computational epistemologist," did he think that promise could be realized. Bill, a New Sapience investor and advisor, understood right away that Bryant's breakthrough cognitive core model has the capacity to dramatically change the AI landscape forever.

Thomas Loveland, Board Member, Chief Administrative Officer

Tom leads a data and software consultancy that helps regional and national brands solve complex business technology challenges and free human capital to deliver more value to their organizations and the world.

Education: University of Washington Honors College, St. John's College (Annapolis), University of Chicago

William F. Readdy, Board Member, Chief Partnerships Officer

Bill is a veteran pilot astronaut with three space flights. He has logged over 672 hours in space. He served NASA in many roles including NASA Director of Operations, Star City, Russia; Stafford Task Force; and the first manager of Space Shuttle Program Development charged with upgrading the Space Shuttle. Readdy served as Associate Administrator, NASA HQ Office of Space Flight that had oversight for the Marshall, Kennedy, Stennis and Johnson Space Centers as well as programmatic oversight for International Space Station, Space Shuttle, Space Communications and Space Launch Vehicles.

BS, Aerospace Engineering, U.S. Naval Academy. Distinguished Graduate, U.S. Naval Test Pilot School

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